UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders at 10:00am on March 20, 2026, local time, at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China. A quorum was present at the meeting as required by the Third Amended and Restated Memorandum and Articles of Association of the Company. At the Extraordinary Meeting, the shareholders of the Company approved the following ordinary resolutions: (i) the authorized share capital of the Company be increased from (a) share capital of $500,000 divided into 109,000,000 shares of which (x) 9,000,000 shares designated as ordinary shares with a par value of $0.055 per share and (y)100,000,000 shares designated as preferred shares with a nominal or par value of $0.00005 per share to (b) $5,505,000 divided into shares of which (x) 100,000,000 shares are designated as ordinary shares with a par value of $0.055 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share by creation of 91,000,000 ordinary shares with par value of $0.055 per share (the “Share Capital Increase”); (ii) the approval and authorization to the Board for the future increase of the share capital and authorized shares of the Company at any one time or multiple times during a period up to two years after the date of the approval of the authorization by the shareholders of the Company, with the exact increased numbers of share capital and authorized shares and effective time as the Board may determine from time to time in its absolute discretion provided in no event the increased share capital shall exceed $500 million, (the “Future Share Capital Increase”); and (iii) the registered address of the Company be changed to Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands (the “Address Change”). At the Extraordinary Meeting, the shareholders of the Company also approved a special resolution that the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&A”), which contains all the proposed amendments mentioned in the proxy statement and other changes previously approved by the shareholders of the Company be and are approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company and any director, registered office provider or company secretary of the Company be and is authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: March 24, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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